11018578

SE... COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 47081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CoView Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 THIRD AVENUE, SUITE 3104
(No. and Street)

NEW YORK, (City) N.Y. (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Samuel Yellin (212) 750-0011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNODL G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y. 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Samuel Yellin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CoView Capital, Inc., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

PATRICIA CASEY
Notary Public - State of New York
NO. 01CA6020629
Qualified in Nassau County
My Commission Expires 3/1/15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CoVIEW CAPITAL, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

FOR THE YEAR ENDED

DECEMBER 31, 2010

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

CoVIEW CAPITAL INC.

CONTENTS

DECEMBER 31, 2010

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (516) 742-5813

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of

CoVIEW CAPITAL, INC.

I have audited the accompanying statement of financial condition of CoView Capital, Inc., as of December 31, 2010, and the related statements of income and expense, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of CoView Capital, Inc., as of December 31, 2010, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 20, 2011

CoVIEW CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS:		
Cash and cash equivalents		$ 151,181
Certificate of deposit		15,293
Investment in non-marketable security (cost $21,500)		43,000
Investment in marketable security (cost $3,300)		7,119
Prepaid expenses		9,690
Furniture and Equipment net of accumulated depreciation of $107,958		3,892
Other assets		18,430
Total assets		**$ 248,605**
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Deferred rent		$ 20,005
		20,005
Liabilities subordinated to claims of general creditors		365,000
Total Liabilities		**385,005**
STOCKHOLDER'S EQUITY:		
Common stock, $.01 par value		
1000 shares authorized		
100 shares issued and outstanding	$ 1	
Additional paid-in-capital	671,499	
Retained earnings	(807,900)	
Total stockholders' equity		**(136,400)**
Total liabilities and stockholders' equity		**$ 248,605**

See notes to financial statements.

CoVIEW CAPITAL, INC.

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:		
Consulting and advisory fee income		$ 189,250
Investment income		153
Net unrealized gain		1,173
Other income		583
Total revenue		**191,159**
Expenses:		
Consulting fees	$ 21,499	
Other salaries	70,000	
Occupancy costs	112,261	
Telephone	7,763	
Regulatory fees and expenses	2,686	
Office supplies	4,120	
Professional fees	6,810	
Insurance	11,655	
Advertising	6,000	
Equipment rental	2,206	
Travel	11.419	
Depreciation	4,091	
Quotation fees	8,094	
Other expenses	19,150	
Total expenses		**287,754**
Net loss		**($ 96,595)**

See notes to financial statements.

CoVIEW CAPITAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities		
Net loss		($ 96,595)
Changes in operating assets and liabilities:		
Increase in fixed assets	($ 3,892)	
Increase in subordinated loans	150,000	
Decrease in prepaid expenses	5,072	
Decrease in accrued expenses	(9,000)	
Depreciation	4,091	
Increase in certificate of deposit	(38)	
Total adjustments		146,233
Net cash provided by operating activities		49,638
Cash used in investing activities		
Increase in marketable securities		(1,173)
Net increase in cash and cash equivalents		48,465
Cash and cash equivalents - January 1, 2010		102,716
Cash and cash equivalents – December 31, 2010		**$ 151,181**

The accompanying notes are an integral part of these financial statements.

CoVIEW CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

Stockholders equity, January 1, 2010	($ 39,805)
Less: Net loss	(96,595)
Stockholder's equity, December 31, 2010	**($ 136,400)**

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2010

Balance, January 1, 2010	$ 215,000
Increases	150,000
Balance, December 31, 2010	**$ 365,000**

See notes to financial statements.

CoVIEW CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE A - ORGANIZATION

CoView Capital, Inc. (the "Company") is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and provides investment banking services primarily in the areas of mergers and acquisitions and private placements.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. **Cash and cash equivalents:**
   The Company considers money market fund accounts to be cash equivalents for purposes of the statement of cash flows. The company keeps its cash with a major bank. The account balances may exceed the FDIC insurance limit.
2. **Depreciation and amortization:**
   Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives, which are principally five years.
3. **Consulting fee income and revenue recognition:**
   Consulting fee income represents amounts received by the Company in connection with a variety of advisory services: merger and acquisition advice, structuring of sales, private placements, valuation services, fairness opinions, and other related investment banking services. In connection with certain activities, the Company receives retainer fees for services to be provided. Such retainers are treated as revenue upon completion of due diligence and the descriptive memorandum. Revenue from advisory activities is generally recognized when performance is completed.
4. **Use of estimates:**
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such estimation includes valuation of non-marketable securities. These estimates may be adjusted as more current information becomes available.

NOTE C – INCOME TAXES

The Company is an S corporation for federal and state corporate tax purposes, and, as such, the stockholder is individually liable for federal and state income tax payments. The Company is subject to a New York State minimum tax and a New York City general corporate tax.

NOTE D – NET CAPITAL REQUIREMENTS:

As a broker-dealer and member organization of the Financial Industry Regulatory Authority Inc. (FINRA), the Company is subject the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000 whichever is greater. At December 31, 2010, the Company had net capital of $152,520 as indicated on page 8 of this audited report which was $147,520 in excess of it's required net capital of $5,000. The ratio of aggregate indebtedness to net capital was .13 to 1.

NOTE E – LEASE COMMITMENT:

The Company is obligated under leases for equipment and office space, which expire in January 2011. The lease for office space requires payment for certain expenses and escalations in addition to the minimum annual rentals. The lease further provides for an increase in base rent during the lease term based on increases in the cost of living. The Company is obligated for minimum rental payments under operating lease arrangements for office space as follows:

Year Ending December 31,	
April 30, 2011	$37,260

Rent paid in 2010 was $112,261.

NOTE F – PROFIT SHARING PLAN:

The Company maintains a profit sharing plan for eligible employees. The Company, at its discretion, may contribute up to 3% of an employee's salary, up to a maximum of $5,100 per employee. For the year ended December 31, 2010, the Company did not contribute to the profit sharing plan.

CoVIEW CAPITAL, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2010

Common Stock		$ 1
Additional paid-in-capital		671,499
Retained earnings		(807,900)
		(136,400)
Add: Subordinated loans		365,000
Less: non-allowable assets		(75,012)
Net capital before haircuts		153,588
Less: haircuts on securities		(1,068)
Net capital		**152,520**
Greater of:		
Minimum dollar net capital required	$5,000	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $20,005)	$1,334	5,000
Excess net capital		**$147,520**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 20,005
Ratio of aggregate indebtedness to net capital	.13 to 1

See notes to financial statements.

CoVIEW CAPITAL, INC.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2010

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$152,520
Audit Adjustments	-0-
Net capital per audited report, December 31, 2010	**$ 152,520**

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

CoVIEW CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

The Company claims exemption from the requirements of rule 15c3-3, under Section (k) (2) (i) of the rule.

CoVIEW CAPITAL, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the rule.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (516) 742-5813

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of

CoVIEW CAPITAL, INC.

In planning and performing my audit of the financial statements and supplementary schedules of CoView Capital, Inc. (the "Company") for the year ended December 31, 2010, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report recognized that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and crosschecks generally included in a system internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulation Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 20, 2011

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (516) 742-5813

SEC MAIL PROCESSING SECTION RECEIVED APR 12 2011 WASHINGTON, DC 189

April 10, 2011

SEC
Registration Branch
100 F Street, N.E. Mail Stop 8031
Washington, D.C. 20549

Re: CoView Capital , Inc.
780 Third Avenue
New York, N.Y. 10017
Audited Financial Statements
December 31, 2010
Correction

Dear Sir:

In response to FINRA letter dated April 5, 2011, I am enclosing 2 (two) corrected copies of the above-mentioned financial statements along with attached Facing Page.

There was a typographical error on page 2, balance sheet; and page 4, statement of cash flows was replaced with the correct version. The computation of net capital was not affected by these changes.

Thank you for your cooperation.

Very truly yours,

Arnold G. Greene
(516) 742-2198